Exhibit 99.1

For Immediate Release:

Contact:	William G. Schultz, President and Chief Executive Officer
David T. McGraw, Vice President – Finance and Chief Financial Officer
Telephone 952-996-1674

Communications Systems, Inc. Reports

Third Quarter 2012 Results

MINNETONKA, Minn., November 7, 2012 /PRNewswire/ -- Communications Systems, Inc. (NASDAQ: JCS - News) today reported financial results for its third quarter ending September 30, 2012 and for the first nine months of 2012.

For the three months ended September 30, 2012, net income was $1,119,000 or $0.13 per diluted share, on revenue of $28,688,000 compared to net income of $3,730,000 or $0.44 per diluted share, on revenue of $41,985,000 in the 2011 third quarter. For the nine months ended September 30, 2012, net income was $2,146,000 or $0.25 per diluted share, on revenue of $78,493,000 compared to net income of $10,372,000 or $1.22 per diluted share, on revenue of $118,437,000 in the 2011 nine-month period.

William Schultz, President and CEO of Communications Systems, Inc. commented: “This quarter reflects the results from the execution of the business strategy implemented beginning of the fourth quarter 2011, and demonstrates improvement over Q2 2012. The significant decrease in the quarterly earnings from the 2011 third quarter is primarily due to a large one-time 2011 project in our Transition Networks business unit. Excluding this one-time project, our Transition Networks business unit revenue declined 4% from Q3 2011, while our overall Company revenues were flat from Q3 2011, reflecting improvement in our Suttle business unit.

“As we noted in connection with our reporting of 2011 interim and full year results, our strong 2011 financial performance was bolstered by large projects in our Transition Networks and JDL business units, making year-over-year comparisons more challenging. Due primarily to lower government spending, the 2012 economic environment has continued to be challenging for Transition Networks and JDL. Our Suttle business unit has increased its third quarter revenue 16% over Q3 2011 due to an improving housing market, especially for multi-tenant dwelling units.

Schultz continued: “As we mentioned in our second quarter press release, we implemented several cost-savings initiatives beginning in the 2011 fourth quarter, and are continuing to realize savings from these initiatives, resulting in lower selling, general and administrative costs than in the second quarter of 2012. We continue to monitor expenditures while still making investments in critical areas such as engineering and product development.

“As we announced in our October 23, 2012 press release, our JDL Technologies business unit was selected as one of the partners for a project with the Miami-Dade County Public School District (“M-DCPS”), the fourth largest public school district in the United States. As part of the district’s “Bringing Wireless to the Classroom” initiative, M-DCPS applied for and has been granted federal funding under the E-Rate program to expand wireless connectivity for students and staff. JDL Technologies has been selected to provide the hardware and wiring for 232 district schools as part of the project. We expect this wireless connectivity project to launch in the fourth quarter of 2012 for completion by year-end 2013, and to contribute up to $23 million in revenue to JDL Technologies. While this project will contribute to CSI’s overall profitability, the M-DCPS project is primarily hardware; therefore the Company’s margins from this project will be significantly lower than the margins from JDL’s historical projects, which have included a significant value-added service component. JDL continues its efforts on expanding its services offering into small- and medium-sized businesses to implement new technologies such as virtualization and migration to the cloud as well as growing business in the education market.

“We are encouraged by the continued strength in the multi-tenant dwelling unit construction and Suttle’s strong position within its customer base to take advantage of this growth with its structured wiring products. Suttle is also having success penetrating new opportunities with copper and fiber connectivity products within its existing customer base as well as gaining new customers internationally. Suttle added a sales representative in the Middle East during the quarter and will target new opportunities in this market as well as Latin America and Europe.

“Despite a slow-down in government spending Transition Networks continues to focus on its target markets, which include the service provider, enterprise, and industrial Ethernet markets. We see growth opportunities in these markets and continue to invest in product development to support them.

Mr. Schultz closed: “Despite some near-term economic uncertainty in some areas such as government spending, we remain optimistic about our long-term prospects and will continue to invest in areas that will allow us to be successful in our target markets. We are encouraged by the new business opportunities for JDL with the Miami-Dade County Public School District and growth at Suttle with the housing market rebound and opportunities in copper and fiber connectivity. Transition Networks remains our largest business unit and continues to focus on growth in its core markets”

Further Information

Further information regarding the Company's results and related matters will be provided in the Company's Form 10-Q report for the quarter ended September 30, 2012, which will be filed on November 8, 2012.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words "believes," "expects," "anticipates," "intends" or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited		Unaudited
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Sales	$28,687,687	$41,984,570	$78,492,866	$118,437,057
Gross margin	10,759,873	16,555,270	31,364,383	48,339,344
Operating income	1,706,709	6,483,862	3,194,756	17,877,980
Income before income taxes	1,663,440	6,574,906	3,202,469	18,000,051
Income taxes	544,098	2,845,269	1,056,316	7,627,910
Net income	$1,119,342	$3,729,637	$2,146,153	$10,372,141

Basic net income per share	$0.13	$0.44	$0.25	$1.23
Diluted net income per share	$0.13	$0.44	$0.25	$1.22
Cash dividends per share	$0.16	$0.15	$0.48	$0.45

Average basic shares outstanding	8,520,469	8,460,625	8,505,571	8,442,812
Average dilutive shares outstanding	8,532,534	8,530,187	8,528,523	8,500,022

	Selected Balance Sheet Data Unaudited

	September 30, 2012	December 31, 2011
Total assets	$111,283,628	$116,658,916
Cash , cash equivalents and investments	36,366,875	46,034,821
Property, plant and equipment, net	14,447,206	14,019,019
Long-term liabilities	3,543,688	3,740,710
Stockholders' equity	96,784,014	97,530,560